File No. 70-______

United States Securities and Exchange Commission

Washington, D.C. 20549

________________________________________

Form U-1

Application/Declaration

Under the

Public Utility Holding Company Act of 1935

________________________________________

AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, G.A. 30309	AGL Services Company Ten Peachtree Place Suite 1000 Atlanta, G.A. 30309	SouthStar Energy Services LLC 817 West Peachtree Street Atlanta, G.A. 30308

(Names of companies filing this statement

and addresses of principal executive offices)

________________________________________

AGL Resources Inc.

Ten Peachtree Place, Suite 1000

Atlanta, G.A. 30309

(Name of top registered holding company)

________________________________________

Bryan E. Seas, Vice President and Controller AGL Resources Inc. Ten Peachtree Place, Suite 1000 Atlanta, G.A. 30309

(Names and addresses of agents for service)

The Commission is also requested to send copies

of any communication in connection with this matter to:

Markian Melynk LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, N.W. Suite 1200 Washington, D.C. 20009 Telephone: (202) 986-8212 Facsimile: (202) 956-3289

TABLE OF CONTENTS

Cover Page		1
Item 1.	Description of the Proposed Transaction	3
A.	Introduction	3
B.	Background of Applicants	3
C.	Services Agreement	4
Item 2.	Fees, Commissions and Expenses	5
Item 3.	Applicable Statutory Provisions and Legal Analysis	5
A.	Section 13(b)	5
B.	Section 12(b)	7
Item 4.	Regulatory Approvals	7
Item 5.	Procedure	8
Item 6.	Exhibits and Financial Statements	8

FORM U-1
APPLICATION/DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Item 1.

Description of the Proposed Transaction

A.

Introduction

Pursuant to Section 13(b) of the Public Utility Holding Company Act of 1935, as amended (the “Act”), AGL Resources Inc. (“AGL Resources”), a registered holding company under the Act, AGL Services Company (“AGLSC”) and SouthStar Energy Services LLC (“SouthStar”) d/b/a Georgia Natural Gas (collectively, “Applicants”) file this application and declaration seeking authorization for AGLSC to provide certain administrative, management and support services to and on behalf of SouthStar pursuant to the terms described in Item 1.C below.  In addition, Applicants request a general exception under Section 13(b) of the Act from the cost standard under the circumstances described herein.

B.

Background of Applicants

AGL Resources is a registered public utility holding company.  AGL Resources directly or indirectly owns an interest in three gas public utility subsidiary companies, Atlanta Gas Light Company, Virginia Natural Gas, Inc. and Chattanooga Gas Company, and several non-utility subsidiaries.  AGLSC, a wholly-owned subsidiary of AGL Resources, is a service company organized under the laws of Georgia, and established in accordance with the Act.

SouthStar, a Delaware limited liability company, is a non-utility company that markets natural gas and related services to retail customers, principally in Georgia.  SouthStar is a joint venture formed in 1998 by Georgia Natural Gas Company (“GNGC”), a wholly-owned subsidiary of AGL Resources, Piedmont Energy Company (“Piedmont”), and Dynegy Energy Services, Inc. (“Dynegy”).  Neither Piedmont nor Dynegy are, or have been, affiliated with AGL Resources.  Initially, GNGC owned a 50% interest in SouthStar, Piedmont owned a 30% interest, and Dynegy owned the remaining 20%.  On March 11, 2003, GNGC purchased Dynegy’s 20% ownership interest in a transaction that, for accounting purposes, had an effective date of February 18, 2003.  Upon closing, AGL Resources owned a noncontrolling 70% financial interest in SouthStar, and Piedmont owned the remaining 30%.  The 70% interest is noncontrolling because all significant matters concerning SouthStar require the unanimous vote of SouthStar’s members (i.e., GNGC and Piedmont must both agree).

SouthStar competes with other energy marketers to provide natural gas and related services to retail customers in the Southeast.  Based upon its market share, SouthStar is the largest retail marketer of natural gas in Georgia with a market share of approximately 37% as of December 31, 2003.

C.

Services Agreement

AGLSC seeks authorization to provide certain “back-office” administrative, management and support services to SouthStar.  Under the terms of a proposed services agreement, AGLSC would provide the following services to SouthStar: accounting services, audit services, information technology services, human resources support service, legal services and treasury services.  In exchange, SouthStar would pay to AGLSC: (1) a quarterly flat fee equal to the employment expenses that SouthStar has historically incurred for these services, plus (2) the total value, at cost, of any fees and expenses billed directly to AGLSC by a third party for products or services procured by AGLSC on behalf of, or for use by, SouthStar.  The agreement extends year to year until terminated by a unanimous vote of SouthStar’s Executive Committee.  The agreement is included as Exhibit B-1 to this application and has been submitted under a request for confidential treatment.

The Amended and Restated Limited Liability Company Agreement of SouthStar Energy Services LLC (“LLC Agreement”),1 provides that Southstar may request a member to provide goods and services.  The LLC Agreement provides that such transactions may be priced at cost or at arms-length terms.  Under the LLC Agreement, third party-provided products and services should be charged to SouthStar at cost.  The LLC Agreement further provides that SouthStar maybe charged cost plus a 35% margin on direct payroll expenses for various support services that may be provided by a member.  However, the LLC Agreement also provides that other means of charging for goods and services may be considered fair and at arms-length if such charges have been approved or recognized by the disinterested member with full knowledge of the facts and circumstances.2  The terms of the services agreement between AGLSC and SouthStar have been approved by Piedmont based on full disclosure of the facts and circumstances.  The services agreement also contains a mutual indemnification covenant between SouthStar and AGLSC whereby each party indemnifies and holds harmless the other (and their respective affiliates and representatives) “from and against any claim, liability loss, cost damage or expense” related to their activities under the agreement.3

Applicants request the Commission grant an exception from the cost standard under Section 13(b) of the Act and Rules 90 and 91 thereunder for the services agreement.  In addition, Applicants request authorization for the indemnifications under Section 12(b).  Applicants also request an exemption from the requirements of Section 13(b) and the cost standards of Rules 90 and 91 for AGL Resources’ non-utility subsidiaries to perform services for and sell goods to any associate non-utility subsidiary at market based prices if such associate is a non-utility subsidiary that is a Rule 58 Company or any other non-utility subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not an affiliated public utility, or (b) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public utility company operating within the United States.

Item 2.

Fees, Commissions and Expenses

The estimated fees, commission and expenses incurred by the Applicants in connection with the proposed transaction are approximately $10,000, which are comprised principally of legal fees.

Item 3.

Applicable Statutory Provisions and Legal Analysis

A.

Section 13(b)

Section 13(b) of the Act is applicable to the proposed services agreement between AGLSC and SouthStar.  The agreement would permit the provision of services by a non-utility subsidiary of a registered holding company to an associate company.  Because AGLSC’s proposed services to SouthStar are charged on a flat fee basis and not “at cost,” the Applicants request approval for the agreement pursuant to Section 13(b) and an exemption from the cost standards of Rules 90 and 91.  Section 13(b) authorizes the Commission, by rule or order, to grant an exemption from the at cost requirement in “special or unusual” circumstances.4

In several cases, the Commission has allowed a non-utility subsidiary of a registered holding company to provide services to a non-utility subsidiary that is partially owned by the same holding company.5  For example, in Cinergy Corp., the Commission approved an exemption from 13(b) for non-utility subsidiaries to perform certain project development and administrative services at market based prices for any non-utility subsidiary in the following categories:

(i) a FUCO [foreign utility company] or an EWG [exempt wholesale generator] that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(ii) an EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission (“FERC”) or an appropriate state public utility commission, provided that the purchaser of the EWG’s electricity is not an affiliated public utility or an affiliate that re-sells such power to an affiliated public utility;

(iii) a “qualifying facility” (“QF”), as defined under the Public Utility Regulatory Policies Act of 1978, as amended (“PURPA”), that sells electricity exclusively at rates negotiated at arm’s length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, or to an electric utility company other than an affiliated electric utility at the purchaser’s “avoided cost” determined under PURPA;

(iv) an EWG or a QF that sells electricity at rates based upon its costs of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of electricity is not an affiliated public utility; or

(v) a Nonutility Subsidiary that is a Rule 58 Company or any other Nonutility Subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not an affiliated public utility, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in (i) through (iv) above or (c) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public utility company operating within the United States.6

Because AGLSC is a non-utility subsidiary that would provide services to SouthStar, a non-utility partially owned by the same holding company, the service agreement is consistent with Commission precedent.  Atlanta Gas Light Company, Virginia Natural Gas, Inc. and Chattanooga Gas Company are the only public utility subsidiary companies in the AGL Resources system; all the other subsidiaries of AGL Resources are considered non-utility subsidiaries.

The Commission has held that “when an application for exemption under Section 13(b) is presented to [the Commission], it necessary [sic] to examine the alternative to cost that the application proposes.”7 An examination of the flat fee portion of the services agreement demonstrates that it is consistent with existing Section 13(b) precedent because: (1) the agreement itself was negotiated at arms-length with Piedmont, the nonaffiliated member; (2) the fee arrangement set forth in the agreement is based on historically established prices of the actual cost of these services; and (3) the fee arrangement set forth in the agreement is necessary to avoid subsidizing Piedmont.

First, the agreement was negotiated by Piedmont, the disinterested member, “with full knowledge of the facts and circumstances” and therefore, is “per-se fair and at arms-length.”8  The Commission has found on several occasions that the requirements for an exemption under Section 13(b) can be met where the terms of the agreement are set in arms-length negotiations.9

Second, the fee arrangement set forth in the agreement is based on the historically established cost of the services.  The amount charged by AGLSC pursuant to the Agreement is consistent with historical levels of expenses incurred by SouthStar for the provision of these administrative, management and support services.

Further, Section 13 was “designed to protect public-utility companies against the tribute heretofore exacted from them in the performance of service, sales, and construction contracts by their holding companies and by servicing, construction, and other companies controlled by their holding companies.”10  Where appropriate structural protections exist to protect consumers, the Commission has granted exemptions for sales to associates under section 13(b).11  For example, in EUA Cogenex Corp., the Commission authorized the provision of goods and services by a non-utility subsidiary of a registered holding company to a 50% owned joint venture company at prices “not to exceed market prices.”12  Where prices are set by an objective standard, such as market based prices, the Commission has granted an exemption from Section 13(b).  Because the fee provisions under the agreement are also set by objective standards, the Commission should grant an exemption in the present case.

Third, the fee arrangement set forth in the agreement is necessary to avoid subsidizing Piedmont.  If AGLSC were not to charge SouthStar the amount it has historically paid for these services, any savings to SouthStar would be tantamount to a subsidy for Piedmont.  The Commission has authorized prices other that those at cost for energy-related services provided to certain partially-owned associate companies to avoid the subsidization of a non-affiliated joint venture partner.13  For example, in Columbus Southern Power Co., the Commission permitted a non-utility subsidiary of a registered holding company to sell spare parts to the joint utility owners of a generating station (one of which was an associate of the service provider) at replacement price where the services agreement was negotiated at arms-length, applied equally to associate and non-associate companies and was necessary to avoid subsidizing the non-associated owners.14  Like the case in Columbus Southern Power Co., the fee that AGLSC will charge SouthStar under the service agreement is equivalent to a replacement price.  Such a fee is therefore necessary to avoid subsidizing Piedmont.

Notably, no part of the fees charged to SouthStar would be passed on to Atlanta Gas Light Company, Virginia Natural Gas, Inc. or Chattanooga Gas Company.  These companies do not purchase goods or services from SouthStar.

B.

Section 12(b)

The mutual indemnification provision in the services agreement is consistent with the ordinary course of business and does not expose AGLSC or SouthStar to undue financial risk.  Accordingly, the indemnification should be authorized.

Item 4.

Regulatory Approvals

No state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein.

Item 5.

Procedure

Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this application, such notice to specify the minimum period allowed for the submission of comments.  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the application.  The Division of Investment Management may assist in the preparation of the Commission's decision.  There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.

Exhibits and Financial Statements

Exhibits:

Exhibit A	Not applicable
Exhibit B-1	Draft Agreement between AGL Services Company and SouthStar Energy Services LLC (confidential treatment requested)
Exhibit B-2	Draft Amended and Restated Limited Liability Company Agreement of SouthStar Energy Services LLC, dated December 31, 2003 (confidential treatment requested)
Exhibit C	Not applicable
Exhibit D	Not applicable
Exhibit E	Not applicable
Exhibit F-1	Opinion of counsel
Exhibit F-2	Past tense opinion of counsel (to be filed by amendment)
Exhibit G	Form of Notice

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned officer thereunto duly authorized.

Date: March 30, 2004

AGL Resources Inc.

By:   /s/ Paul R. Shlanta

Name: Paul R. Shlanta

Title:  Senior Vice President, Corporate Secretary

and General Counsel

AGL Services Company

By:   /s/ Paul R. Shlanta

Name: Paul R. Shlanta

Title: Senior Vice President and Corporate

Secretary

SouthStar Energy Services LLC

By:  /s/ Michael Braswell

Name: Michael Braswell

Title: President

EXHIBIT INDEX

Exhibit F-1	Opinion of counsel
Exhibit G	Form of Notice

Footnotes

1 See Exhibit B-2 (confidential treatment requested).

2 See Exhibit B-2 at 49.

3 See Exhibit B-1, art. 6 at 8.

4 The U.S. Court of Appeals for the D.C. Circuit has recognized that this provision permits deviation from the cost standard in appropriate circumstances.  See Ohio Power v. FERC, 954 F.2d 779, 785 n. 5 (D.C. Cir. 1992) cert. denied, 506 U.S. 981 (1992) (“The SEC does have express statutory authority under § 13(b) to deviate from the ‘at cost standard’ when a transaction ‘involves special or unusual circumstances.’”).

5  See NiSource, Inc. et al., Release No. 35-27789 (Dec. 30, 2003); Cinergy Corp., Release No. 35-27779 (Dec. 22, 2003); E.ON AG, Release No. 35-27539 (June 14, 2002); Entergy East Corp., Release No. 35-27228 (Sept. 12, 2000).

6 Cinergy Corp., Release No. 35-27779 (Dec. 22, 2003).

7 New England Electric System, et al., Release No. 35-22309 (Dec. 9, 1981).

8 See Exhibit B-2.

9 See, e.g., Entergy Corp., et al., Release No. 35-27039 (June 22, 1999); New England Electric System, et al., Release No. 35-22309 (Dec. 9, 1981).

10 S. Rep. No. 621, 74th Cong., 1st Sess 36 (1935) cited in Entergy Corp., et al., Release No. 35-27039 (June 22, 1999).

11 See, e.g., Entergy Corp., et al., Release No. 35-27039 (June 22, 1999); EUA Cogenex Corp., Release No. 35-26469 (Feb. 6, 1996); New England Electric System, et al., Release No. 35-22309 (Dec. 9, 1981).

12 EUA Cogenex Corp., Release No. 35-26469 (Feb. 6, 1996).

13 See Columbus Southern Power Co., et al., Release No. 35-25326 (June 5, 1991); New England Electric System, et al., Release No. 35-22309 (Dec. 9, 1981).

14 Columbus Southern Power Co., et al., Release No. 35-25326 (June 5, 1991).  The Agreement underlying this decision defined replacement price as “the market price at which the parts could be purchased from a recognized vendor of such parts, plus additional reasonable costs anticipated to be incurred if the part were replaced at the time it was sold…”  Id.  See also KeySpan Corp., Release No. 35-27638 (Jan. 14, 2003).